Mylan & Perrigo:
It's Now All About The Immediate
Value For The Perrigo Shareholder
and Better Long-Term Sustainable
Growth and Value Creation For
The Combined Company
October 2015
Filed
by
Mylan
N.V.
Pursuant
to
Rule
425
under
the
Securities
Act
of
1933
Subject
Company:
Perrigo
Company
plc
Commission
File
No.
001-36353

Legal Matters
IRISH
LAW
RESTRICTIONS
ON
CERTAIN
INFORMATION
Mylan
N.V.’s
(“Mylan”)
offer
for
Perrigo
Company
plc
(“Perrigo”)
is
governed
by
the
Irish
Takeover
Panel
Act,
1997,
Takeover
Rules
2013
(the
“Irish
Takeover
Rules”).
Under
the
Irish
Takeover
Rules,
Mylan
management
is
prohibited
from
discussing
any
material
information
or
significant
new
opinions
which
have
not
been
publicly
announced.
Any
person
interested
in
shares
of
Mylan
or
Perrigo
is
encouraged
to
consult
their
professional
advisers.
FORWARD-LOOKING
STATEMENTS
2
This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo by Mylan
(the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the
“EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,”
“would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements.
Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and a compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and a compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-
frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights;
the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended
March 31, 2015 and June 30, 2015 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (which includes an offer to exchange/prospectus and was declared effective on September
10, 2015, the “Registration Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Legal Matters
RESPONSIBILITY
STATEMENT
The
directors
of
Mylan
accept
responsibility
for
the
information
contained
in
this
communication,
save
that
the
only
responsibility
accepted
by
the
directors
of
Mylan
in
respect
of
the
information
in
this
communication
relating
to
Perrigo,
Perrigo’s
subsidiaries
and
subsidiary
undertakings,
the
Perrigo
board
of
directors
and
the
persons
connected
with
them,
which
has
been
compiled
from
published
sources,
has
been
to
ensure
that
such
information
has
been
correctly
and
fairly
reproduced
or
presented
(and
no
steps
have
been
taken
by
the
directors
of
Mylan
to
verify
this
information).
To
the
best
of
the
knowledge
and
belief
of
the
directors
of
Mylan
(who
have
taken
all
reasonable
care
to
ensure
that
such
is
the
case)
the
information
contained
in
this
communication
is
in
accordance
with
the
facts
and
does
not
omit
anything
likely
to
affect
the
import
of
such
information.
DEALING
DISCLOSURE
REQUIREMENTS
Under
the
provisions
of
Rule
8.3
of
the
Irish
Takeover
Rules,
if
any
person
is,
or
becomes,
‘interested’
(directly
or
indirectly)
in,
1%
or
more
of
any
class
of
‘relevant
securities’
of
Perrigo
or
Mylan,
all
‘dealings’
in
any
‘relevant
securities’
of
Perrigo
or
Mylan
(including
by
means
of
an
option
in
respect
of,
or
a
derivative
referenced
to,
any
such
‘relevant
securities’)
must
be
publicly
disclosed
by
not
later
than
3:30
pm
(New
York
time)
on
the
‘business’
day
following
the
date
of
the
relevant
transaction.
This
requirement
will
continue
until
the
date
on
which
the
‘offer
period’
ends.
If
two
or
more
persons
co-operate
on
the
basis
of
any
agreement,
either
express
or
tacit,
either
oral
or
written,
to
acquire
an
‘interest’
in
‘relevant
securities’
of
Perrigo
or
Mylan,
they
will
be
deemed
to
be
a
single
person
for
the
purpose
of
Rule
8.3
of
the
Irish
Takeover
Rules.
Under
the
provisions
of
Rule
8.1
of
the
Irish
Takeover
Rules,
all
‘dealings’
in
‘relevant
securities’
of
Perrigo
by
Mylan
or
‘relevant
securities’
of
Mylan
by
Perrigo,
or
by
any
party
acting
in
concert
with
either
of
them,
must
also
be
disclosed
by
no
later
than
12
noon
(New
York
time)
on
the
‘business’
day
following
the
date
of
the
relevant
transaction.
A
disclosure
table,
giving
details
of
the
companies
in
whose
‘relevant
securities’
‘dealings’
should
be
disclosed,
can
be
found
on
the
Irish
Takeover
Panel’s
website
at
www.irishtakeoverpanel.ie.
Interests
in
securities
arise,
in
summary,
when
a
person
has
long
economic
exposure,
whether
conditional
or
absolute,
to
changes
in
the
price
of
securities.
In
particular,
a
person
will
be
treated
as
having
an
‘interest’
by
virtue
of
the
ownership
or
control
of
securities,
or
by
virtue
of
any
option
in
respect
of,
or
derivative
referenced
to,
securities.
Terms
in
quotation
marks
are
defined
in
the
Irish
Takeover
Rules,
which
can
also
be
found
on
the
Irish
Takeover
Panel’s
website.
If
you
are
in
any
doubt
as
to
whether
or
not
you
are
required
to
disclose
a
dealing
under
Rule
8,
please
consult
the
Irish
Takeover
Panel’s
website
at
www.irishtakeoverpanel.ie
or
contact
the
Irish
Takeover
Panel
on
telephone
number
+353
1
678
9020
or
fax
number
+353
1
678
9289.
Goldman
Sachs,
which
is
authorized
by
the
Prudential
Regulation
Authority
and
regulated
by
the
Financial
Conduct
Authority
and
the
Prudential
Regulation
Authority
in
the
United
Kingdom,
is
acting
for
Mylan
and
no
one
else
in
connection
with
the
Perrigo
Proposal
and
will
not
be
responsible
to
anyone
other
than
Mylan
for
providing
the
protections
afforded
to
clients
of
Goldman
Sachs,
or
for
giving
advice
in
connection
with
the
Perrigo
Proposal
or
any
matter
referred
to
herein.
Goldman
Sachs
does
not
accept
any
responsibility
whatsoever
for
the
contents
of
this
communication
or
for
any
statement
made
or
purported
to
be
made
by
them
or
on
their
behalf
in
connection
with
the
offer.
Goldman
Sachs
accordingly
disclaims
all
and
any
liability
whether
arising
in
tort,
contract
or
otherwise
which
it
might
otherwise
have
in
respect
of
this
communication
or
any
such
statement.

Legal Matters
ADDITIONAL
INFORMATION
In
connection
with
the
Perrigo
Proposal,
Mylan
has
filed
certain
materials
with
the
SEC
(and
anticipates
filing
further
materials),
including,
among
other
materials,
the
Registration
Statement.
In
connection
with
the
Perrigo
Proposal,
Mylan
also
filed
with
the
SEC
on
September
14,
2015
a
Tender
Offer
Statement
on
Schedule
TO,
which
includes
the
offer
to
exchange
/
prospectus
(the
“Offer
to
Exchange
/
Prospectus”),
form
of
letter
of
transmittal
and
other
related
offer
documents.
Mylan
has
mailed
the
Offer
to
Exchange
/
Prospectus
to
Perrigo
shareholders
in
connection
with
the
Perrigo
Proposal.
This
communication
is
not
intended
to
be,
and
is
not,
a
substitute
for
such
filings
or
for
any
other
document
that
Mylan
may
file
with
the
SEC
in
connection
with
the
Perrigo
Proposal.
INVESTORS
AND
SECURITYHOLDERS
OF
MYLAN
AND
PERRIGO
ARE
URGED
TO
READ
THE
DOCUMENTS
FILED
WITH
THE
SEC
CAREFULLY
AND
IN
THEIR
ENTIRETY
(IF
AND
WHEN
THEY
BECOME
AVAILABLE)
BEFORE
MAKING
AN
INVESTMENT
DECISION
BECAUSE
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION
ABOUT
MYLAN,
PERRIGO
AND
THE
PERRIGO
PROPOSAL.
Such
documents
will
be
available
free
of
charge
through
the
website
maintained
by
the
SEC
at
www.sec.gov
or
by
directing
a
request
to
Mylan
at
724-514-1813
or
investor.relations@mylan.com.
Any
materials
filed
by
Mylan
with
the
SEC
that
are
required
to
be
mailed
to
shareholders
of
Perrigo
and/or
Mylan
will
also
be
mailed
to
such
shareholders.
This
communication
has
been
prepared
in
accordance
with
U.S.
securities
law,
Irish
law,
and
the
Irish
Takeover
Rules.
A
copy
of
this
communication
will
be
available
free
of
charge
at
the
following
website:
perrigotransaction.mylan.com.
Such
website
is
neither
endorsed,
nor
sponsored,
nor
affiliated
with
Perrigo
or
any
of
its
affiliates.
PERRIGO®
is
a
registered
trademark
of
L.
Perrigo
Company.
NON-SOLICITATION
This
communication
is
not
intended
to,
and
does
not,
constitute
or
form
part
of
(1)
any
offer
or
invitation
to
purchase
or
otherwise
acquire,
subscribe
for,
tender,
exchange,
sell
or
otherwise
dispose
of
any
securities,
(2)
the
solicitation
of
an
offer
or
invitation
to
purchase
or
otherwise
acquire,
subscribe
for,
sell,
or
otherwise
dispose
of
any
securities,
or
(3)
the
solicitation
of
any
vote
or
approval
in
any
jurisdiction
pursuant
to
this
communication
or
otherwise,
nor
will
there
be
any
acquisition
or
disposition
of
the
securities
referred
to
in
this
communication
in
any
jurisdiction
in
contravention
of
applicable
law
or
regulation.
No
offer
of
securities
shall
be
made
except
by
means
of
a
prospectus
meeting
the
requirements
of
Section
10
of
the
Securities
Act
of
1933,
as
amended.
FURTHER
INFORMATION
The
distribution
of
this
communication
in
certain
jurisdictions
may
be
restricted
or
affected
by
the
laws
of
such
jurisdictions.
Accordingly,
copies
of
this
communication
are
not
being,
and
must
not
be,
mailed
or
otherwise
forwarded,
distributed
or
sent
in,
into,
or
from
any
such
jurisdiction.
Therefore,
persons
who
receive
this
communication
(including,
without
limitation,
nominees,
trustees
and
custodians)
and
are
subject
to
the
laws
of
any
such
jurisdiction
will
need
to
inform
themselves
about,
and
observe,
any
applicable
restrictions
or
requirements.
Any
failure
to
do
so
may
constitute
a
violation
of
the
securities
laws
of
any
such
jurisdiction.
To
the
fullest
extent
permitted
by
applicable
law,
Mylan
disclaims
any
responsibility
or
liability
for
the
violations
of
any
such
restrictions
by
any
person.

Legal Matters
NON-GAAP
FINANCIAL
MEASURES
This
communication
includes
the
presentation
and
discussion
of
certain
financial
information
that
differs
from
what
is
reported
under
GAAP.
Mylan’s
non-GAAP
financial
measures,
including,
but
not
limited
to,
adjusted
diluted
earnings
per
share
(“adjusted
diluted
EPS”),
are
presented
in
order
to
supplement
investors'
and
other
readers'
understanding
and
assessment
of
Mylan's
financial
performance.
Mylan
has
also
presented
certain
non-GAAP
financial
measures
for
Perrigo,
including,
but
not
limited
to,
adjusted
diluted
EPS
and
adjusted
EBITDA
margin,
which
have
been
taken
from
published
sources.
Management
uses
non-GAAP
financial
measures
internally
for
forecasting,
budgeting
and
measuring
its
operating
performance.
In
addition,
primarily
due
to
acquisitions,
Mylan
believes
that
an
evaluation
of
its
ongoing
operations
(and
comparisons
of
its
current
operations
with
historical
and
future
operations)
would
be
difficult
if
the
disclosure
of
its
financial
results
were
limited
to
financial
measures
prepared
only
in
accordance
with
GAAP.
Also,
set
forth
in
this
presentation,
Mylan
has
provided
reconciliations
of
such
non-GAAP
financial
measures
to
the
most
directly
comparable
GAAP
financial
measures
(which
in
the
case
of
Perrigo’s
reconciliations,
have
been
taken
from
published
sources),
other
than
Perrigo’s
2015E
adjusted
diluted
EPS
company
guidance
and
Thomson
Reuters
consensus
estimates
of
adjusted
EBITDA
and
adjusted
diluted
EPS
which
cannot
be
reconciled
as
they
are
from
a
third
party
source.
Mylan
does
not
endorse
or
adopt
Thomson
Reuters
consensus
estimates.
Investors
and
other
readers
are
encouraged
to
review
the
related
GAAP
financial
measures
and
the
reconciliations
of
the
non-GAAP
measures
to
their
most
directly
comparable
GAAP
measures,
and
investors
and
other
readers
should
consider
non-GAAP
measures
only
as
supplements
to,
not
as
substitutes
for
or
as
superior
measures
to,
the
measures
of
financial
performance
prepared
in
accordance
with
GAAP.
TRADEMARK
DISCLAIMER
All
trademarks,
trade
names,
product
names,
graphics
and
logos
of
Mylan
or
any
of
its
affiliates
contained
herein
are
trademarks,
registered
trademarks
or
trade
dress
of
Mylan
or
such
affiliate
in
the
United
States
and/or
other
countries.
This
communication
is
neither
endorsed,
nor
sponsored,
nor
affiliated
with
Perrigo
or
any
of
its
affiliates.
Perrigo
is
a
registered
trademark
of
L.
Perrigo
Company.
Abbott
is
a
registered
trademark
of
Abbott
Laboratories.
Actavis
is
a
registered
trademark
of
Actavis,
Inc.
Abbvie
is
a
registered
trademark
of
Abbvie
Inc.
Akorn
is
a
registered
trademark
of
Akorn,
Inc.
Allergan
is
a
registered
trademark
of
Allergan,
Inc.
APP
is
a
registered
trademark
of
Fresenius
Kabi
USA,
LLC.
Bayer
is
a
registered
trademark
of
Bayer
Aktiengesellschaft.
Biogen
is
a
registered
trademark
of
Biogen
Idec
MA
Inc.
Brystol-Myers
Squibb
is
a
registered
trademark
of
Bristol-Myers
Squibb
Company.
Celgene
is
a
registered
trademark
of
Celgene
Corporation.
Colgate
is
a
registered
trademark
of
the
Colgate
Palmolive
Company.
Endo
is
a
registered
trademark
of
Endo
Pharmaceuticals
Inc.
Famy
Care
Ltd
is
a
trademark
of
Famy
Care
Limited.
Fresenius
Kabi
is
a
trademark
of
Fresenius
Kabi
AG.
GSK
is
a
registered
trademark
of
SmithKline
Beecham
Limited.
Hospira
is
a
registered
trademark
of
Hospira,
Inc.
Jazz
is
a
registered
trademark
of
Jazz
Pharmaceuticals,
Inc.
Mallinckrodt
is
a
registered
trademark
of
Mallinckrodt
Brand
Pharmaceuticals,
Inc.
Mead
Johnson
Nutrition
is
a
registered
trademark
of
Mead
Johnson
&
Company,
LLC.
Merck
is
a
registered
trademark
of
Merck
Sharpe
&
Dohme
Corp.
Mitsubishi
is
a
registered
trademark
of
Mitsubishi
Corporation.
Nerventra
is
a
trademark
of
Teva
Pharmaceutical
Industries
Ltd.
Novartis
is
a
registered
trademark
of
Novartis
AG
Corporation.
Novator
is
a
registered
trademark
of
Novator
International
Holdings
Ltd.
Omega
Pharma
is
a
trademark
of
Omega
Pharma
Invest
NV.
Par
is
a
registered
trademark
of
Par
Pharmaceutical
Companies,
Inc.
Pfizer
is
a
registered
trademark
of
Pfizer
Inc.
Regeneron
is
a
registered
trademark
of
Regeneron
Pharmaceuticals,
Inc.
Roche
is
a
registered
trademark
of
Hoffmann-La
Roche
Inc.
Shire
is
a
registered
trademark
of
Shire
Pharmaceuticals
Holdings
Ireland
Limited.
Teva
is
a
registered
trademark
of
Teva
Pharmaceutical
Industries
Ltd.
Tysabri
is
a
registered
trademark
of
Biogen
MA
Inc.
United
Therapeutics
Corporation
is
a
registered
trademark
of
United
Therapeutics
Corporation.
Valeant
is
a
registered
trademark
of
Valeant
Pharmaceuticals
International.
Zibryta
is
a
trademark
of
Biogen
MA
Inc.
Zoetis
is
registered
trademark
of
Zoetis
Products
LLC.
All
other
trademarks,
trade
names,
product
names
and
logos
contained
herein
are
the
property
of
their
respective
owners.
The
use
or
display
of
other
parties'
trademarks,
trade
names,
product
names
or
logos
is
not
intended
to
imply,
and
should
not
be
construed
to
imply,
a
relationship
with
or
endorsement
or
sponsorship
of
Mylan
by
such
other
party.

Legal Matters
NO
PROFIT
FORECAST
/
ASSET
VALUATIONS
Save
for
the
Mylan
calendar
year
2015
guidance
(in
respect
of
which
additional
information
required
by
the
Irish
Takeover
Rules
has
been
mailed
to
Perrigo
shareholders,
to
the
extent
required),
no
statement
in
this
communication
is
intended
to
constitute
a
profit
forecast
for
any
period
nor
should
any
statements
be
interpreted
to
mean
that
earnings
or
earnings
per
share
will
necessarily
be
greater
or
lesser
than
those
for
the
relevant
preceding
financial
periods
for
Mylan
or
Perrigo
as
appropriate.
No
statement
in
this
communication
constitutes
an
asset
valuation.
SYNERGY
STATEMENT
There
are
various
material
assumptions
underlying
the
statement
relating
to
“at
least
US
$800
million
of
annual
pre-tax
operational
synergies”
(the
“Synergy
Statement”),
which
may
result
in
the
value
in
the
Synergy
Statement
being
materially
greater
or
less
than
estimated.
The
Synergy
Statement
should
therefore
be
read
in
conjunction
with
the
key
assumptions
underlying
such
estimates
which
are
set
out
in
Mylan’s
announcement
pursuant
to
Rule
2.5
of
the
Irish
Takeover
Rules
on
April
24,
2015.
The
Synergy
Statement
should
not
be
construed
as
a
profit
forecast
or
interpreted
to
mean
that
the
combined
earnings
of
Mylan
and
Perrigo
in
any
period
following
this
communication
would
necessarily
match
or
be
greater
than
or
be
less
than
those
of
Mylan
and/or
Perrigo
for
the
relevant
preceding
financial
period
or
any
other
period.
AVAILABILITY
OF
THE
OFFER
TO
EXCHANGE
/
PROSPECTUS
(OFFER
DOCUMENT)
A
copy
of
the
Offer
to
Exchange
/
Prospectus
(being
the
offer
document
for
the
purposes
of
the
Irish
Takeover
Rules)
is
available
for
inspection
at
the
offices
of
Arthur
Cox,
Earlsfort
Centre,
Earlsfort
Terrace,
Dublin
2,
Ireland.

Sustainable Value for Perrigo And Mylan Shareholders
Offer
Represents
a
Highly
Attractive
Multiple
and
Premium
to
Standalone
Value
Transaction
is
Meaningfully
and
Immediately
Accretive
to
Perrigo
Shareholder
Adjusted Diluted EPS and Adjusted Diluted EPS Growth
Mylan
Well
Positioned
to
Integrate
Complementary
Businesses,
Aligned
with
Its
Core
Competencies
Transaction
Delivers
Immediate
Value
to
Perrigo
Shareholders
1
2
3
4

Mylan
Offer
for
Perrigo
Represents
A
Highly
Attractive
Multiple
1
2
3
Mylan Current
Share Price
October 9, 2015
Mylan Average
Share Price
Last 30 Trading Days
As of October 9, 2015
Mylan Closing
Price Prior to
Release of Initial Proposal
April 7, 2015
Mylan Share Price
$ 42.55
$ 46.04
$ 59.57
Implied Value of Mylan
Offer for Perrigo
$ 172.87
$ 180.89
$ 212.01
Implied Perrigo
Enterprise Value
(in billions)
$ 30.0
$ 31.1
$ 35.7
Implied
EV / 2015E
Perrigo Adjusted EBITDA
(Calendar Year)
19 x
19 x
22 x
Source:
Public
filings,
Thomson
Reuters
consensus
estimates
for
Perrigo
CY2015E
adjusted
EBITDA
as
of
October
9,
2015
and
April
7,
2015.
Mylan
does
not
endorse
or
adopt
Thomson
Reuters
consensus
estimates,
which
are
used
for
illustrative
purposes
only.
Nothing
on
this
slide
is
intended
to
be
a
profit
forecast
or
a
target.
Note:
Adjusted
EBITDA
is
a
non-GAAP
financial
measure.
Reflects
CY2015E
Perrigo
adjusted
EBITDA
of
$1.6bn
per
Thomson
Reuters
consensus
estimates
as
of
October
9,
2015.
Mylan
does
not
endorse
or
adopt
Thomson
Reuters
consensus
estimates.
Cash
and
debt
as
of
latest
Perrigo
Annual
Report
on
Form
10-K
filed
August
13,
2015
of
$0.8bn
and
$5.3bn
respectively.
Assumes
147mm
diluted
Perrigo
shares
outstanding.

1

EV / LTM EBITDA
22 x
19 x
25 x
21 x
20 x
17 x
17 x
16 x
16 x
15 x
14 x

Date Announced	
Acquiror	
Target	
Deal Value	
Adj. EBITDA	

Mylan

Source: SDC, public company filings and other publicly available information. Adjusted EBITDA is a non-GAAP financial measure and a company’s use of this non-GAAP financial measure may differ from an adjusted EBITDA measure used by other companies, and should not be assumed to be calculated on the same basis.
¹ Mylan / Perrigo offer based on Mylan current and undisturbed share prices of $42.55 and $59.57 as of October 9, 2015 and April 7, 2015, respectively, as well as Perrigo’s CY2015E adjusted EBITDA based on
Thomson Reuters consensus estimates as of October 9, 2015, which are used for illustrative purposes only. Mylan does not endorse or adopt Thomson Reuters consensus estimates. Nothing on this slide is intended to be a profit forecast or a target.
²  Adjusted EBITDA for Allergan Generics transaction represents disclosed 2015E adjusted EBITDA of $2.4bn as per Allergan investor presentation “Accelerating Transformation to
Branded Growth Pharma Leader,” dated July 27, 2015.
³  Assumes Enterprise Value of €3.6bn from 06-Nov-2014 Perrigo press release.
Assumes adjusted EBITDA of €265mm from 2014 Omega Annual Report. Assumes EUR/USD exchange rate of 1.25.
4
For Perrigo,
2015E
adjusted
EBITDA
based
on
Thomson
Reuters
consensus
estimates
as
of
October
9,
2015.
Mylan
does
not
endorse
or
adopt
Thomson
Reuters
consensus
estimates,
which are
used for illustrative purposes only. Nothing on this slide is intended to be a profit forecast or a target.
No Other Bidder for Perrigo Has Yet Emerged
9
Mylan Offer for Perrigo Represents A Highly Attractive Multiple
Selected Specialty Pharma Acquisitions ($ in billions)
1
2015
Nov-14
May-14
Jul-15
Jul-08
Jul-15
May-15
May-07
May-07
Nov-14
Mylan
Actavis
Bayer
Pfizer
Fresenius Kabi
Teva
Endo
Novator
Mylan
Perrigo
Perrigo
Allergan
Merck Consumer
Hospira
APP
Allergan
Generics
Par
Actavis
Merck KGaA
Omega
Pharma
³
¹
$30.0–
$35.7
$66.0
$14.2
$17.0
$4.6
$40.5
$8.1
$6.4
$6.6
$4.5
4
$1.6
$2.6
$0.7
$0.8
$0.3
$2.4²
$0.5
$0.4
$0.4
$0.3

Perrigo Undisturbed
2016E
P/E Multiple on April 7, 2015
3
18.3 x
Change in
Selected Peer
Average 2016E P/E since
April 7, 2015
(28.0)%
4
Implied Perrigo
Unaffected
2016E P/E
13.2 x
Perrigo 2016E Adjusted
Diluted EPS
3
as of October 9,
2015
$ 8.90
Implied Hypothetical
Unaffected Perrigo
Share Price
$117.48
Implied 2015E EV / EBITDA
5
14 x
Perrigo Undisturbed
2016E
P/E Multiple on April 7,
2015
3
18.3 x
Change in
Perrigo Proxy Peer
Average 2016E P/E since
April 7, 2015
(14.7)%
Implied Perrigo
Unaffected
2016E P/E
15.6 x
Perrigo 2016E Adjusted
Diluted EPS
3
as of October 9,
2015
$ 8.90
Implied Hypothetical
Unaffected Perrigo
Share Price
$ 138.84
Implied 2015E EV / EBITDA
5
16 x
Perrigo Undisturbed
Share Price
(as of April 7, 2015)
$ 164.71
S&P Pharmaceuticals
Index
(since April 7, 2015)
(20.6)%
Implied Hypothetical
Unaffected Perrigo
Share Price
$ 130.78
Implied 2015E EV /
EBITDA
5
15 x
10
EV/
2015E EBITDA
Selected Peers
Valeant
15.9 x
Mead Johnson
13.0
Endo
12.4
Jazz
11.4
Teva
11.4
Akorn
10.3
Mallinckrodt
9.4
Peer Average
12.0 x
Average HUSP of ~$129
Implies ~15x EV/2015E
Adjusted EBITDA
5
for Perrigo
Premier Consumer / OTC
Colgate
14.8 x
Procter & Gamble
12.1
GSK
10.4
Consumer / OTC
Average
12.4 x
Change in Perrigo’s Proxy Peers
Average
2
2016E P/E Multiple
Share Price Indexed to S&P
Pharmaceuticals Index
Change in Selected Peer
Average
1
2016E P/E Multiple
1
Perrigo Average Implied Hypothetical Unaffected Stock Price Based on:
A
B
C
Perrigo’s Average Implied Hypothetical Unaffected Stock Price (“HUSP”) is
~$129 Per Share
Mylan’s Offer Has Been Supporting The Perrigo Share Price
Source: Thomson Reuters as of October 9, 2015
Note: Average hypothetical share price is based on the average of abovementioned three calculation methods outlined on this slide. Undisturbed share price and P/E are as of April 7, 2015. Average change in share price and changes in average P/E multiplies shown in A,B,C above are for the period starting April 7, 2015 and ending October 9, 2015. Other factors also impact Perrigo’s share price and Mylan’s offer should not be considered to be the sole factor impacting Perrigo’s share price. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing on this slide is intended to be a profit forecast or a target. 2016 P/E multiple calculated as share price divided by 2016E Thomson Reuters consensus estimate adjusted diluted EPS as of October 9, 2015. Adjusted diluted EPS is a non-GAAP measure.
1
Based on Selected Peer Average 2016E P/E Multiple to Thomson Reuters’s Current 2016E Adjusted Diluted EPS Estimate for Perrigo. Selected peers consist of Valeant, Mallinckrodt, Endo, Jazz, Teva, Akorn and Mead
Johnson.
2
Based on Perrigo’s public Proxy Peers Average 2016E P/E Multiple to Thomson Reuters’s Current 2016E Adjusted Diluted EPS Estimate for Perrigo. Perrigo’s Peers per Perrigo’s definitive proxy statement, filed September 25, 2015, and consist of Abbvie, Mallinckrodt, Actavis, Mead Johnson, Allergan, Mylan, Bristol-Myers Squibb, Regeneron, Celgene, Cubist, Shire, United Therapeutics,
Endo, Valeant, Hospira, Zoetis, and Jazz Pharmaceuticals. Excludes Allergan due to sale of generics business to Teva as well as recently acquired Actavis, Cubist and Hospira.
3
Thomson Reuters consensus estimate as of October 9, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only.
Nothing on this slide is intended to be a profit forecast or a target. Adjusted diluted EPS and adjusted EBITDA are non-GAAP financial measures.
4
Please refer to the next slide for further detail.
5
Calculated as [(HUSP * diluted shares outstanding) + net debt] / 2015E adjusted EBITDA. Reflects CY2015E Perrigo adjusted EBITDA of $1.6bn per Thomson Reuters consensus estimates as of April 7, 2015 and October 9, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates. Adjusted EBITDA is a non-GAAP financial measure. Cash and debt as of latest Perrigo Annual Report on
Form 10-K filed August 13, 2015 of $0.8bn and $5.3bn respectively. Assumes 147mm diluted Perrigo shares outstanding.

Perrigo
Mead Johnson
AKORN
endo
Jazz Pharmaceuticals
VALEANT
Mallinckrodt
TEVA

Perrigo Undisturbed 2016E P/E	
Decline in Selected Peer Average	
Implied Perrigo Current	
Current Perrigo 2016E Adjusted Diluted EPS[1]	
Implied	

Δ

Δ

2016E P/E
18.3 x
2016E P/E
(28.0)%
2016E P/E
13.2 x
$8.90
Perrigo Hypothetical Unaffected Share Price
$ 117.48
Perrigo’s HUSP Based on Selected Peer Average 2016E P/E Change
Source:  Thomson Reuters as of October 9, 2015
1
Thomson Reuters consensus estimates as of October 9, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing on this slide is intended to be a profit forecast or a target. Adjusted diluted EPS is a non-GAAP financial measure.
2
2016E P/E multiple is calculated as share price divided by 2016E Thomson Reuters consensus estimate adjusted diluted EPS.
Lower P/E multiples for selected peers results in a hypothetical unaffected share price of ~$117 / share based on average selected peer multiple decline.
Average 2016 P/E Multiples for Selected Peers Have Declined by 28%
(Since April 7, 2015)
Pre-Announcement 2016E P/E Multiple (As of April 7, 2015) and Current 2016E P/E Multiple
2016 P/E
Pre-Announcement Selected Peer Average 2016E P/E
16.3 x
Current
Selected Peer Average 2016E P/E
11.8 x
in 2016E P/E Average
(4.6)x
in 2016E P/E Average
(28.0)%
11
18.3 x
23.2 x
20.1 x
18.1 x
14.3 x
13.4 x
12.8 x
12.5 x
13.2 x
18.1 x
12.6 x
10.7 x
11.5 x
10.9 x
8.2 x
10.3 x
Pre-Announcement
2016E P/E Multiple
Current 2016E P/E
Multiple
Implied
Perrigo
Current
2016E P/E Multiple

Mylan Share Price of $59.57 x 2.3 + $75 in cash
$ 212
$ 165
$ 137
$ 75
Incremental Value: $47 per Share ($7.0bn)2 29% Premium
46% of Undisturbed Perrigo Share Price
Perrigo Undisturbed Share Price as of April 7, 2015
Offer Price

Mylan Share Price of $42.55 x 2.3 + $75 in cash
$ 173
$ 129
$98
$ 75
Incremental Value: $44 per Share ($6.5bn)2 34% Premium
58% of Hypothetical Unaffected Perrigo Share Price
Perrigo Average Implied Hypothetical Unaffected Share Price1
Offer Price

Mylan
Seeing is believing

Mylan Offer: An Attractive Premium to Perrigo Standalone Value
Based on Undisturbed
Share Prices as of April 7, 2015
Based on Average Implied Hypothetical Unaffected
Perrigo Share Price as of October 9, 2015
As
shown
above,
the
offer
provides
$44
–
$47
per
share
of incremental value to Perrigo shareholders
Source: Bloomberg and Thomson Reuters as of October 9, 2015
¹  For calculation of Perrigo’s Average Implied Hypothetical Unaffected Share Price please refer to slide 10.
2
Assumes 147mm diluted Perrigo shares outstanding.
Attractive Premium When Calculated on Consistent and Comparable Dates

1

Here’s Another Way for Perrigo Shareholders to Think About it…
…You Get to “Buy” Mylan Shares Below Market at $23 per Mylan Share !
1
See slide 10 for calculation of Perrigo Average Implied Hypothetical Unaffected Stock Price.
2
Represents Exchange Ratio of Mylan Offer Assumed at 2.3 Mylan Shares + $75.00 Cash Per Perrigo Ordinary Share.
3
This
information
is
based
on
targets
provided
by
various
analysts.
The
information
is
not
intended
to
constitute
a
profit
forecast
for
any
period,
nor
should
it
be
interpreted to mean that earnings or earnings per share will necessarily be  greater or lesser than those for the relevant preceding financial periods for Mylan or
Perrigo as appropriate.  Average analyst price target estimate per Thomson Reuters as of October 9, 2015. Analyst price is calculated by taking the average of the following price target estimates: $57 (Barclays), $58 (Citi), $60 (Leerink), $60 (Bernstein), $64 (RBC), $65 (Cowen and Company), $66 (Deutsche Bank), $68
(Susquehanna), $72 (Evercore), $75 (Bank of America), $77 (UBS), $85 (BTIG).
13
1
2
3
Perrigo’s Average Implied Hypothetical Unaffected Stock Price
1
$ 129
Less: Cash Per Share Received in the Offer
$(75)
Offer Value Received in Mylan Stock for Each Perrigo Share
$54
Number of Mylan Shares Received for Each Perrigo
Share
2.3
Implied Value at Which Perrigo Shareholders Receive Mylan Share
$23
Mylan Share Price (as of
October 9, 2015)
$ 43
Implied
Discount
to
Mylan
Share
Price
(as
of
October
9,
2015)
47%
Average Analyst Price Target for Mylan (as of October 9, 2015)
$67
Implied Discount to Average Analyst
Price Target for Mylan (as of October 9, 2015)
66%

2
At Least 3 Years of Significant EPS Dilution
Even Assuming Mylan Can Fully Realize its Optimistic $800MM Synergy Target
Perrigo
Does not include potentially material negative synergies in product divestments and supplier contracts with change of control provisions
Mylan EPS Accretion Dilution (%)
5%
0%
(5%)
(10%)
(15%)
(20%)
(16%)
(12%)
(14%)
(7%)
(13%)
(2%)
(11%)
2%
Year 1
Year 2
Year 3
Year 4
No Synergies
Phased-In Synergies
"Both a contribution and ROIC analysis indicate that the transaction is barely profitable for Mylan shareholders by year four … Shareholders might prudently ask themselves why even the best case scenario a management team can demonstrate will still require more than three years to become accretive" – ISS 8/14/2015

(12.0)% (7.0)% (2.0)% 2.0 %

Mylan
Seeing is believing

Perrigo View of Mylan Pro-Forma Adjusted Diluted EPS Showcases
Transaction is Highly Accretive to Perrigo Shareholders
Note: This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-Forma values are illustrative only and any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Value per share, adjusted diluted EPS, share price and
P/E will not necessarily change as a result of the Perrigo transaction. Mylan standalone adjusted diluted EPS as per Perrigo September 17, 2015 Investor Presentation, which used the then current Thomson Reuters Consensus Estimates of Mylan standalone adjusted diluted EPS for the years 2016E-2019E (inclusive) for the purposes of its calculations. Mylan does not endorse
or
adopt
Thomson
Reuters
consensus
estimates
as
used
by
Perrigo
in
its
calculations
which
are
repeated
in
this
slide
for
illustrative
purposes
only
and
to
refute
certain
arguments
put forward by Perrigo in its September 17, 2015 Investor Presentation which are based on such calculations.Accretion / (dilution) and phasing in of synergies assumed per Perrigo investor presentation, September 17, 2015.  Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Pro-Forma adjusted diluted EPS implied from Thomson Reuters consensus estimates as used by Perrigo, Mylan standalone adjusted diluted EPS and assumed accretion/(dilution). Adjusted diluted EPS is a non-GAAP financial measure. Implied Mylan Pro-Forma adjusted diluted EPS assumes that Mylan acquires 100% of Perrigo’s ordinary shares in the offer and that Mylan shareholders realize the benefit of all synergies realized in the transaction. Undisturbed share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo). Share price as of October 9, 2015 was
$42.55 for Mylan and $160.60 for Perrigo.
Perrigo Board Calculation of Mylan Adjusted Diluted
EPS Impact vs. Thomson Reuters Consensus
Estimates Over Time
Implied Mylan Pro-Forma adjusted diluted EPS
Estimates With Phased-In Synergies
(Per Perrigo Board’s Methodology)
14
Actual Page 9 from Perrigo Presentation…
…Which Implies Mylan Adjusted Diluted EPS of
2
2016E
2017E
2018E
2019E
16-'19
CAGR
Mylan Standalone Adj.
Diluted EPS
(Thomson Reuters
Consensus Estimate
as Used by Perrigo as
of September 16,
2015)
$
4.72
$
5.11
$
5.54
$
5.82
7
%
Acc. / Dil. (Phased-In
Synergies per Perrigo
Presentation page 9)
Implied Mylan PF Adj.
Diluted EPS
(Phased-In Synergies)
$
4.15
$
4.75
$
5.42
$
5.93

%

2016-2019 Adjusted Diluted EPS CAGR: 13%

Mylan
Seeing is believing

Perrigo View of Mylan Pro-Forma Adjusted Diluted EPS Showcases
Transaction is Highly Accretive to Perrigo Shareholders
Note:
This
is
a
Pro-Forma
estimate
and
indicative
only
and
not
a
target
or
profit
forecast.
Nothing
in
this
slide
is
intended
to
be
a
profit
forecast.
Pro-Forma
values
are
illustrative
only
and
any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Value per share, adjusted diluted EPS, share price and
P/E will not necessarily change as a result of the Perrigo transaction. Mylan standalone adjusted diluted EPS as per Perrigo September 17, 2015 Investor Presentation, which used the then current Thomson Reuters Consensus Estimates of Mylan standalone adjusted diluted EPS for the years 2016 to 2019 (inclusive) for the purposes of its calculations. Mylan does not endorse
or
adopt
Thomson
Reuters
consensus
estimates
as
used
by
Perrigo
in
its
calculations
which
are
repeated
in
this
slide
for
illustrative
purposes
only
and
to
refute
certain
arguments
put forward by Perrigo in its September 17, 2015 Investor Presentation which are based on such calculations.Accretion / (dilution) and phasing in of synergies assumed per Perrigo investor presentation, September 17, 2015.  Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Pro-Forma adjusted diluted EPS implied from Thomson Reuters consensus estimates as used by Perrigo, Mylan standalone adjusted diluted EPS and assumed accretion/(dilution). Adjusted diluted EPS is a non-GAAP financial measure. Implied Mylan Pro-Forma adjusted diluted EPS assumes that Mylan acquires 100% of Perrigo’s ordinary shares in the offer and that Mylan shareholders realize
the
benefit
of
all
synergies
realized
in
the
transaction.
Undisturbed
share
price
as
of
April
7,
2015
($59.57
for
Mylan;
$164.71
for
Perrigo).
Share
price
as
of
October
9,
2015
was
$42.55 for Mylan and $160.60 for Perrigo.
¹ See calculation of accretion on the following slides.
²
4.06x exchange rate assumes $75 / share is used to purchase additional Mylan shares at the price of $42.55, Mylan’s share price on October 9, 2015. See calculation of accretion on slide 17.
Implied Mylan Pro-Forma Adjusted Diluted EPS
Estimates With Phased-In Synergies
(Per Perrigo Board’s Methodology)
What Does This Mean for Perrigo Shareholders?
Implied Pro-Forma 2016E adjusted
diluted EPS to Perrigo Shareholders:
$4.15
x
2.30
=
$9.55
(+7%
accretion)
1
+ $75/Perrigo Ordinary Share in Cash
OR
Implied Pro-Forma 2016E adjusted
diluted EPS to Perrigo Shareholders
(with Cash Reinvestment)²:
$4.15
x
4.06
=
$16.85
(+89%
accretion)
1
15
Implied Perrigo Pro-Forma Adjusted Diluted
EPS Estimates
With Phased-In Synergies
(Per Perrigo Board’s Methodology)
2016E
2019E
2017E
2018E
A
B
2
$ 4.15
$ 4.75
$ 5.42
$ 5.93

Adjusted Diluted EPS to Perrigo Shareholders

CAGR: 10 %

CAGR: 13 %

Accretion to Perrigo Shareholders

Mylan
Seeing is believing

$ 8.90
$ 9.86
$ 10.99
$ 11.91
Pro-Forma Adjusted Diluted EPS Accretion for Perrigo Shareholders Based on
Source: Perrigo public filings and Thomson Reuters consensus estimates as used by Perrigo in its September 17, 2015 Investor Presentation. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-Forma values are illustrative only and any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Adjusted diluted EPS is a non-GAAP financial measure
1
Mylan
Pro-Forma
adjusted
diluted
EPS
based
on
accretion
/
(dilution)
and
phasing
in
of
synergies
per
Perrigo’s
presentation
released
September
17,
2015,
titled
“Responding
to
Mylan’s
Inadequate
Tender
Offer.”
See
slide
14
for
calculations. Assumes phased-in synergies per Perrigo presentation. Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer.
Mylan pro-forma adjusted diluted EPS assumes that Mylan acquires 100% of Perrigo ordinary shares in the offer and that Mylan shareholders realize the benefit of all synergies realized in the transaction.
Perrigo
standalone
adjusted
diluted
EPS
as
per
Perrigo
September
17,
2015
Investor
Presentation,
which
used
the
then
current
Thomson
Reuters
consensus
estimates
of
Perrigo
standalone
adjusted
diluted
EPS for the years 2016-2019 (inclusive) for the purposes of its calculations. Mylan does not endorse or adopt Thomson Reuters consensus estimates as used by
Perrigo in its calculations which are repeated
in this slide for illustrative purposes only and to refute certain arguments put forward by Perrigo in its September 17, 2015 Investor Presentation which are based on such calculations.
2
Assumes $75 / share is received by Perrigo shareholders and remains as cash; not reinvested.
Based on Perrigo’s own math and assumptions, Perrigo shareholders receive double-digit accretion by exchanging their shares for 2.3 Mylan shares (plus they get $75 Cash per share!)
Perrigo Stand-Alone Thomson
Reuters Consensus Adjusted Diluted EPS
Per Perrigo’s Board Methodology
Adj. Diluted EPS to Perrigo Shareholders from 2.3 Mylan
Shares Based on Perrigo’s Use of Broker
Estimates for Mylan Adjusted Diluted EPS
16
2016E
2017E
2018E
2019E
“Gives”
“Gets”
$ 9.55
$ 10.93
$ 12.47
$ 13.64
2
A
2016E
2017E
2018E
2019E
Mylan Pro-Forma Adjusted Diluted EPS
(per Methodology Used in Perrigo Presentation)¹
$
4.15
$
4.75
$
5.42
$
5.93
(x) Exchange Ratio²
2.30
x
2.30
x
2.30
x
2.30
x
Implied Pro Forma Adjusted Diluted EPS to Perrigo Shareholders
$
9.55
$
10.93
$
12.47
$
13.64
Accretion to Perrigo Shareholders
7.2
%
10.8
%
13.5
%
14.5
%
(+) Cash Consideration
$
75.00
$
75.00
$
75.00
$
75.00
Perrigo
Board’s Presentation of Mylan
Adjusted Diluted EPS

Adjusted Diluted EPS to Perrigo Shareholders

CAGR: 10 %

CAGR: 13 %

Accretion to Perrigo Shareholders

Mylan

Deal is Even More Accretive if Perrigo Shareholders Remain Fully Invested
by Rolling Their $75 / Share in Cash into Additional Mylan Shares
1
Mylan Pro-Forma adjusted diluted EPS based on accretion / (dilution) and phasing in of synergies per Perrigo’s presentation released September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer.”
See
slide
14
for
calculations.
Assumes
phased-in
synergies
per
Perrigo
presentation.
Full
run-rate
synergies
are
not
expected
to
be
realized
until
the
end
of
year
four
following
the
consummation
of
the
offer.
Mylan
pro-forma
adjusted
diluted
EPS
assumes
that
Mylan
acquires
100%
of
Perrigo
ordinary
shares
in
the
offer
and
that
Mylan
shareholders
realize
the
benefit
of
all
synergies
realized
in
the
transaction.
Perrigo standalone adjusted diluted EPS as per Perrigo September 17, 2015 Investor Presentation, which used the then current Thomson Reuters consensus estimates of Perrigo standalone adjusted diluted EPS for the years 2016-2019 (inclusive) for the purposes of its calculations. Mylan does not endorse or adopt Thomson Reuters consensus estimates as used by Perrigo in its calculations which are repeated in this slide for illustrative purposes only and to refute certain arguments put forward by Perrigo in its September 17, 2015 Investor Presentation which are based on such calculations.
2
Assumes $75 / share is used to purchase additional Mylan shares at the price of $42.55, Mylan’s share price on October 9, 2015.
3
Based on Perrigo’s use of broker estimates for Mylan adjusted diluted EPS.
Based on Perrigo’s own math and assumptions, Perrigo shareholders who, in addition to exchanging their Perrigo shares for
2.3 Mylan shares, use their $75 / share cash consideration to purchase additional Mylan shares at a price of $42.55 would realize adjusted diluted EPS accretion of ~89-102% per share!
$75 in cash
would allow
Perrigo
shareholders
to purchase
incremental
1.76 Mylan
shares at a
price of $42.55
per share
Perrigo Stand-Alone Thomson
Reuters Consensus Adjusted Diluted EPS
Per Perrigo’s Board’s Methodology
Adjusted Diluted EPS to Perrigo Shareholders from
2.3 Mylan Shares And Using $75 / Share to
Buy Additional Mylan
Shares
3
17
2016E
2017E
2018E
2019E
“Gives”
“Gets”
Source: Perrigo public filings and Thomson Reuters consensus estimates. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-Forma values are illustrative only and any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Adjusted diluted EPS is a non-GAAP financial measure.
2
B
2016E
2017E
2018E
2019E
Mylan Pro-Forma Adjusted Diluted EPS
(per Methodology Used in Perrigo Presentation)¹
$
4.15
$
4.75
$
5.42
$
5.93
(x) Exchange Ratio²
4.06
x
4.06
x
4.06
x
4.06
x
Implied Pro Forma Adjusted Diluted EPS to Perrigo Shareholders
$
16.85
$
19.29
$
22.01
$
24.08
Accretion to Perrigo Shareholders
89.3
%
95.6
%
100.3
%
102.1
%
(+) Cash Consideration
$
0.00
$
0.00
$
0.00
$
0.00
$ 16.85
$ 19.29
$ 22.01
$ 24.08
$ 8.90
$ 9.86
$ 10.99
$ 11.91

But Perrigo’s Math Shows Combined Mylan + Perrigo Would
Have Higher Long-Term Adjusted Diluted EPS Growth
Perrigo Shareholders Receive More Earnings and a Higher Growth Rate
from a Higher Base as Synergies Ramp Up
Source: Perrigo investor presentation (September 17, 2015); Thomson Reuters as of September 2013 and September 2015
Note: Adjusted diluted EPS is a non-GAAP financial measure. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. This is a Pro-Forma estimate and indicative only and not a target or profit forecast.
1
Perrigo’s projected long-term adjusted diluted EPS growth based on compound annual growth rate over fiscal year 2 through fiscal year 5 of Perrigo Adjusted
Diluted EPS
median estimates (per Thomson Reuters consensus estimates as of September 2013 and September 2015).
² Adjusted Diluted EPS growth rate of combined Mylan + Perrigo as calculated on previous page.
Perrigo’s Projected Long-Term
Adjusted Diluted EPS Growth is Decelerating¹
Using
Perrigo’s
own
math,
the
transaction
delivers
greater
earnings
AND
faster earnings growth
to Perrigo shareholders
18
3
14%
10%
As of September
2013
As of September
2015
10%
13%
Perrigo Standalone
As of September 2015
Mylan + Perrigo²
As of September 2015

5 %
5 %
9 %
8 %
(4) %
FY2011
FY2012
FY2013
FY2014
FY2015

In Contrast, Perrigo Stand-Alone Has Been Struggling to Grow
Perrigo’s Own Presentation Shows Organic Year-on-Year Revenues Declining in
2015
Source: Perrigo investor presentation (September 17, 2015)
¹ Represents year-on-year organic revenue growth per Perrigo’s presentation released September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer.”
Perrigo
Year-on-Year
Organic
Growth
Has
Slowed
Since
2013
and
Turned
Negative
in
2015
1
Organic growth rates calculated based on organic revenues displayed on page 23 of Perrigo’s Investor Presentation as of September 17, 2015
Organic growth rates calculated based on organic revenues displayed on page 23 of Perrigo’s Investor Presentation as of September 17, 2015
Perrigo Organic Revenue (per Perrigo Presentation p.23¹)
$ 2.2bn
$ 2.3bn
$ 2.5bn
$ 2.7bn
$ 2.6bn

3

Growth by Segment
FY2012
FY2013
FY2014
FY2015
Private Label Manufacturing
6%
12%
7%
(3)%
Omega
NA
NA
NA
NA
Generics
80%
15%
31%
8%
Non-Core Royalty Asset
NA
NA
NA
NM
API
6%
(4)%
(14)%
(22)%
Mylan Well Positioned to Integrate Complementary Businesses, Aligned
with Its Core Competencies
Source: Perrigo Annual Reports on Form 10-K filed August 13, 2015 and August 14, 2014, Perrigo Company (“Perrigo Co”) Annual Reports on Form 10-K filed on
August 15, 2013 and August 16, 2012, and Perrigo investor presentation dated September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer”
1
Consumer Healthcare segment in FY2012 and FY2013 comprised of Healthcare Consumer, Nutritionals and Other segments as reported in Perrigo Co’s
Annual Reports on Form 10-K filed
August 16, 2012 and August 15, 2013. Net sales by segment for 2015 include trailing twelve months of Omega, amounting to 24% of total net sales of ~$5.5bn per page 12 of Perrigo investor presentation dated September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer”.
Segment Overview
Perrigo
FY
2015
Net
Sales
by
Segment
1
Private Label
Manufacturing
(Consumer
Healthcare)
•
US consumer
healthcare
contract
manufacturing portfolio
•
Mylan’s global supply chain and
manufacturing
platform
represents
a
core
competency of Mylan with the highest level
of operational excellence serving the same
customer base
Omega
(Branded
Consumer
Healthcare)
•
Legacy Omega
operations
•
Mylan’s established commercial platform
in Europe (Rx and Gx)
in both the physician
and
retail
channels
allows
Mylan
to
optimize
Omega’s OTC product portfolio
Generics
(Rx
Pharmaceuticals)
•
Prescription generic pharmaceuticals
business
•
Mylan has been a generics leader for
decades and is well-equipped to enhance
Perrigo’s
prescription portfolio and its
specialty sales force
Non-Core
Royalty Asset
(Specialty
Sciences)
•
Primarily the Tysabri
royalty stream from
the
Elan acquisition
•
Mylan could
maximize the use of cash from
this asset by better reinvesting in the business
API
(Other)
•
Can be effectively integrated with Mylan’s
existing API business, which includes
sourcing within
our internal network and
external customers
20
3
Private Label
Manufacturing
49%
Omega
24%
Generics
19%
Non-Core
Royalty Asset
6%
API
2%

“Specialty Sciences” Estimated to Represent ~30%
of Perrigo Standalone Adjusted Diluted EPS¹
Perrigo Adjusted Diluted EPS is heavily reliant on the performance of Tysabri, a non-core asset.
On a pro-forma basis, the Tysabri
concentration would be significantly reduced
Perrigo Standalone
Mylan + Perrigo
In FY2015, “Specialty Sciences” Provided a 500bps
Boost to Perrigo’s Adjusted EBITDA Margins
21
Primarily
Tysabri
28%
72%
“Specialty
Sciences”
Other
8%
92%
“Specialty
Sciences”
Other
3
Perrigo Results Depend Significantly on the Profit Contribution from a
Third Party Royalty
22%
24%
25%
27%
30%
25%
25%
FY 11
FY 12
FY 13
FY 14
FY 15
Perrigo
(incl. "Specialty Sciences")
Perrigo
(excl. "Specialty Sciences")
Source: Perrigo 10-K, filed August 13, 2015, Mylan Inc 10-K filed March 2, 2015 and Mylan Prospectus Supplement dated March 30, 2015.
Note: 2015E adjusted EBITDA for Perrigo based on midpoint of guidance. Mylan adjusted EBITDA guidance as per Mylan second quarter 2015 earnings release (filed on
Form 8-K) dated August 6, 2015. Perrigo 2015E adjusted EBITDA based on adjusted operating margin guidance and 2014A adjusted D&A as a % revenue. Adjusted
EBITDA margin for Perrigo is a non-GAAP financial measure and is calculated as adjusted EBITDA divided by revenue. See supplemental materials for a computation of
Perrigo’s EBITDA margin, including and excluding Specialty Sciences.
¹ Assumes ~$314mm net income impact of Specialty Sciences in CY2015. Net income impact calculated as post tax adjusted EBITDA assuming 1% tax rate of Specialty
Sciences and FY15 revenue contribution of Specialty Sciences applied to CY15 revenue for Perrigo based on midpoint of company guidance. Adjusted diluted EPS impact of Specialty Sciences assumes Perrigo standalone adjusted diluted EPS of $7.75 (midpoint of 2015E adjusted diluted EPS company guidance) and Perrigo share count of 144mm (based on company guidance). Adjusted diluted EPS impact of Specialty Sciences on Pro-Forma adjusted diluted EPS assumes Pro-Forma adjusted diluted  EPS of $4.45 including full run-rate synergies of $800mm in 2015 and Pro-Forma share count of 838mm. Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Mylan & Perrigo adjusted diluted EPS assumes  that Mylan acquires 100% of
Perrigo ordinary shares in the offer and that Mylan shareholders realize the benefit of all synergies realized in the transaction. Please refer to the supplemental materials for further detail on the calculation of the Pro-Forma adjusted diluted EPS. Nothing on this slide is intended to be a profit forecast or a target.

MS landscape becoming increasingly crowded, with new therapies which may have negative implications for Tysabri
Highly priced product, with growth dependent on price increases
Key
competing
product
–
Roche’s
Ocrelizumab
–
may
launch
as
early
as
2017
1
Furthermore, outcomes are uncertain for potential new indications
–
Expecting Phase 3 top-line data for secondary progressive MS in late 2015
22
3
Mylan
Mitigates
Standalone
Tysabri
Risk
While
Allowing
Perrigo
Shareholders
to
Participate
in
Upside
Perrigo shareholders can still participate in ~40% of any upside Tysabri might have
Perrigo shareholders can still participate in ~40% of any upside Tysabri might have
Source: Wall Street research, Perrigo filings and press releases.
¹ Ocrelizumab is perceived to be the biggest competitive threat to Tysabri per Wall Street research.

Pro-Forma Perrigo Value
Pro-Forma Mylan Value
Analysis is again based on Perrigo’s own calculation methods which imply a Pro-Forma 2016
Adjusted Diluted EPS of $4.15 for Mylan² and shows the transaction creates significant value
Perrigo’s
average
hypothetical
unaffected
share price
of ~$129¹
23
Perrigo Assumption Includes only 25% of Mylan’s estimated run-rate synergies of at least $800mm
4
Transaction Results in Immediate Value Creation Across a Range of Pro-
Forma P/E Multiples
$ 50
$ 58
$ 66
12 x
14 x
16 x
$ 190
$ 209
$ 228
12 x
14 x
16 x
$61
$80
$99
2016E P/E Applied to Adjusted Diluted EPS per Perrigo Math
2016E P/E Applied to Adjusted Diluted EPS per Perrigo Math
Note: This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-Forma values are illustrative only and any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Value per share, adjusted diluted EPS, share price and P/E will not necessarily change as a result of the Perrigo transaction.
Mylan standalone adjusted diluted EPS as per Perrigo September 17, 2015 Investor Presentation, which used the then current Thomson Reuters Consensus Estimates of Mylan standalone adjusted diluted EPS for the years 2016 to 2019 (inclusive) for the purposes of its calculations. Mylan does not endorse or adopt Thomson Reuters consensus estimates as used by Perrigo in its calculations which are repeated in this slide for illustrative purposes only and to refute certain arguments put forward by Perrigo in its September 2015 Investor Presentation which are based on such calculations. Accretion / (dilution) and phasing in of  synergies assumed per Perrigo investor presentation, September 17, 2015.  Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Pro-Forma adjusted diluted
EPS implied from Thomson Reuters consensus estimates as used by Perrigo, Mylan standalone adjusted diluted EPS as referred to above and assumed accretion/(dilution). Adjusted diluted EPS is a non-GAAP financial measure.
Implied Mylan Pro-Forma adjusted diluted EPS assumes that Mylan acquires 100% of Perrigo’s ordinary shares in the offer and that Mylan shareholders realize the benefitof all synergies realized in the transaction. Undisturbed share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo). Share price as of October 9, 2015 was $42.55 for Mylan and $160.60 for Perrigo.
¹ Refers to Perrigo’s average hypothetical unaffected share price. Please refer to slide 10 for further information.
² See slide 14 for further detail.

4

Mylan + Perrigo P/E Multiple

Mylan + Perrigo P/E Multiple

Value to Mylan Shareholders
Implied Value to Perrigo Shareholders¹
Based on Perrigo Presentation which Implies Pro-Forma Mylan Adjusted Diluted EPS as Illustrated on page 14
24
Perrigo Assumes 25%, 50%, 75% and 100% of Mylan’s estimated run-rate synergies of at least
$800mm for 2016, 2017, 2018, and 2019 respectively
As per Perrigo’s Math, Value per Share Increases Over Time as Synergies
Are Achieved
Mylan
PF
Adjusted
Diluted
EPS
with
Phased-in
Synergies
(see
slide
14)
Calculated
Per
Perrigo
Presentation
$
4.15
$
4.75
$
5.42
$
5.93
2016
2017
2018
2019
16 x
$
66
$
76
$
87
$
95
14 x
$
58
$
67
$
76
$
83
12 x
$
50
$
57
$
65
$
71
Perrigo
PF
Adjusted
Diluted
EPS
with
Phased-in
Synergies
(see
slide
16)
Calculated
Per
Perrigo
Presentation
$
9.55
$
10.93
$
12.47
$
13.64
2016
2017
2018
2019
16
x
$
228
$
250
$
275
$
293
14
x
$
209
$
228
$
250
$
266
12
x
$
190
$
206
$
225
$
239
Source: Perrigo public filings and Thomson Reuters consensus estimates as of September 16, 2015.
Note: This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-forma values are illustrative only and any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Mylan pro-forma adjusted diluted EPS based on accretion / (dilution) and phasing of synergies per Perrigo’s presentation released September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer.” Mylan standalone adjusted diluted EPS as per Perrigo  September 17, 2015
Investor Presentation, which used the then current Thomson Reuters Consensus Estimates of Mylan standalone adjusted diluted EPS for the years 2016 to 2019 (inclusive) for the purposes of its calculations. Mylan does not endorse or adopt Thomson Reuters consensus estimates as used by Perrigo in its calculations which are repeated in this slide for illustrative purposes only and to refute certain arguments put forward by Perrigo in its September  17, 2015 Investor Presentation which are based on such calculations. Adjusted diluted EPS is a non-GAAP financial measure. Nothing on this slide is intended to be a profit forecast or a target. Assumes phased-in synergies per Perrigo presentation. Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Pro-Forma value for Mylan shareholders assumes that Mylan acquires 100% of Perrigo ordinary shares in the offer and that Mylan shareholders realize the benefit of all of the synergies realized in the transaction.
1
Assumes $75 / share is received by Perrigo shareholders and remains as cash; not reinvested.

Mylan commenced the tender offer for Perrigo shares on September 14, 2015
The offer and withdrawal rights are scheduled to expire on November 13, 2015 at
8:00am ET
The acceptance condition for the offer requires more than 50% of Perrigo ordinary shares to be tendered into the offer
Mylan remains on track to receive antitrust approval in advance of the expiration date
Once the offer has become unconditional in all respects, Mylan is obliged to purchase all
Perrigo ordinary shares tendered
with the goal to achieve 100%
ownership of Perrigo
Mylan believes it will reach at least 80% acceptances once it crosses the 50%
acceptance condition
—
Otherwise, Mylan
is prepared to manage the business as a controlled subsidiary
Mylan is confident it will maintain an investment grade credit profile

Clear Path to Completion

Compelling Profile
Large, Diversified Global
Generics and OTC Platform with
Strong
Performance
Track Record
Regional OTC Company with
Challenges Around Standalone
Operating and Growth Profile
Value Realization
Benefits Immediately
Upon
Transaction
Close
Uncertain and Dependent on M&A
and Multi-Year Execution Risk
Higher Value Per Share
Incremental
Value of $44 per Share (~$6.5bn)
(34% Premium vs. Stand-Alone Value)¹
Drop
to Stand-Alone Value
Hypothetical
Perrigo
Value
Per
Share
at Mylan’s Current Share Price
$173
1
~$129
2
Illustrative Value per Perrigo Share Over Time
~$190 -
$293
3
Perrigo Stand-Alone Value
2016 Adjusted Diluted EPS
for Perrigo Shareholders
No
Reinvestment:
$9.55
+
$75
in
Cash
4
$8.90
6
Reinvestment:
$16.85
+
$0
in
Cash
5
$8.90
6
Higher
Adjusted
Diluted
EPS
CAGR
off
Higher
Base
13%
4
10%
4
“Specialty
Sciences”
(Primarily
Tysabri)
Contribution to Adjusted Diluted EPS
8%
7
28%
7
Pro-Forma Ownership of Mylan / Perrigo Entity
40%
8
0%
Perrigo:
“Base plus plus
plus”
Mylan Offers
Perrigo
PLUS!
26
Note:
This
slide
is
a
summary
of
the
information
contained
in
the
previous
slides.
All
information
should
be
read
in
the
context
in
which
it
was
provided
in
the
earlier
slides.
¹ Please refer to slide 12 for more detail. Premium calculated by reference to Perrigo’s average implied hypothetical share price of $129.
2
Please refer to slide 10 for further detail.
3
Please refer to slide 23 for further detail. As per slide 24, Perrigo value range is calculated by reference to the Pro-Forma Mylan adjusted diluted EPS for 2016E, as implied by
Perrigo’s own calculation methodologies using illustrative P/E multiples of 12x and 16x. These valuations are for illustrative purposes only and are not intended to represent a profit forecast or a target.
4
Please refer to slide 16 for further detail.
5
Assumes reinvestment of $75.00 cash portion in Mylan Pro-Forma and phased-in synergies. Please refer to slide 17 for further detail.
6
Thomson Reuters consensus estimate as of October 9, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing on this slide is intended to be a profit forecast or a target. Adjusted diluted EPS is a non-GAAP financial measure.
7
Please refer to slide 21 for further detail.
8
40% ownership assumes base deal of $75 cash + 2.3 Mylan shares per Perrigo share with no reinvestment of the $75.00 cash portion.
Mylan’s Offer is a Clear Choice for Perrigo Shareholders
Mylan
Offers
Perrigo
PLUS! vs. Perrigo’s
“Base plus plus
plus”

Supplemental Materials 27

Leading portfolio and pipeline, complemented by a powerful commercial platform
~1,400 global marketed products, 3,400 product submissions pending regulatory approval globally, more than 260 ANDAs pending FDA approval and 50 potential first-to-file opportunities
Value-creating M&A and business development, ensuring future financial flexibility
Acquisitions and partnerships driving synergistic growth with existing core operations
Track record of execution driving exceptional shareholder return
27% Adjusted diluted EPS CAGR since 2008¹ and strong focus on optimal capital allocation
Significant investment in future growth drivers
Billions of anticipated spend fueling an extensive technology platform
Differentiated, large-scale global operating platform
World Class Global Supply Chain with excellent service record
High quality, vertically integrated development and manufacturing operations
1
Source: Mylan prospectus supplement dated March 30, 2015 and earnings release dated August 6, 2015. Note: 2015 figure represents the mid-point of the updated
2015
financial
guidance
range.
Note:
CAGR
is
calculated
based
on
2008
–
2015
guidance
mid-point
data.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure. See Supplemental Materials for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure.
28
Mylan’s Long-Standing Strategy and Track Record of Success
Mylan’s
Strategy
for Success

Adjusted Diluted EPS in ($)

MATRIX Laboratories Limited
MERCK
BIONICHEPHARMA
agila
Abbott
Famy Care Ltd
Perrigo

Mylan
Seeing is believing

Generics and specialty
pharmaceutical business
Non-US developed
markets specialty
and branded generics
business
2007
2010
2013
2015
Next
2015
$0.80
$1.30
$1.61
$2.04
$2.59
$2.89
$3.56
$4.25
2008-2015 adjusted diluted
EPS Growth = 27% CAGR¹
²
29
Mylan’s Long-Standing Strategy and Track Record of Success
Outstanding Shareholder Returns by Looking Years Ahead and Executing
2008
2009
2010
2011
2012
2013
2014
2015E
1
Source: Mylan prospectus supplement dated March 30, 2015 and earnings release dated August 6, 2015. Note: 2015 figure represents the mid-point of the updated 2015 financial guidance range. Note: CAGR is calculated based on 2008 – 2015 guidance mid-point data. Adjusted diluted EPS is a non-GAAP financial measure. See Supplemental Materials for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure.
2
Acquisition of Famy Care Ltd. expected to close in the fourth quarter of 2015.

Existing Debt
$
11,616
$
11,616
New Debt
10,239
5,529
Total Debt
$
21,855
$
17,146
2015E Adjusted EBITDA - MYL
$
3,100
$
3,100
2015E Adjusted  EBITDA - PRGO
1,602
1,602
Total Adjusted  EBITDA (Excl. Synergies)
$
4,702
$
4,702
Leverage (No Synergies)
4.6
x
3.6
x
Illustrative 50% Synergy Ramp
$
400
$
400
Total Adjusted EBITDA (Ramped Synergies)
5,102
5,102
Leverage (Ramped Synergies)
4.3
x
3.4
x
Source:  Mylan 10Q dated August 6, 2015 and Perrigo 10K dated August 13, 2015 for latest balance sheet information.
Note: 2015E adjusted EBITDA for Mylan and Perrigo based on midpoint of guidance. Adjusted EBITDA is a non-GAAP financial measure. Mylan adjusted EBITDA guidance as per
Mylan second quarter 2015 earnings release (filed on Form 8K) dated August 6, 2015. Perrigo 2015E adjusted EBITDA based on adjusted operating margin guidance and 2014A adjusted D&A as a % revenue. See Supplemental Materials for each company’s adjusted EBITDA to the most directly comparable GAAP measure. This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-Forma values are illustrative only and any references should not be treated as targets or profit forecasts. Assumes Mylan has access to 100% of Perrigo Adjusted EBITDA for financing purposes in 50.1% acquisition scenario.
1
Adjusted EBITDA is a non-GAAP financial measure. See slides 34 and 35 for a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure for
Mylan
and Perrigo, respectively.
2
For illustrative purposes only, assumes $400mm of estimated pre-tax operational synergies in 2015. Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer.
100% Acquisition
50.1% Acquisition Case Reduces Mylan's Leverage at Close, Since Less Debt is Required to
Fund the Acquisition of 50% Fewer Shares. Perrigo’s Cash Can  Be Used to Pay Down
Existing Perrigo Debt ($5.3bn) Over Time
50.1% Acquisition
30
2
1
1
Buying Less Than 100% Does Not Harm the Pro-Forma Credit

Note: This is a Pro-Forma estimate and indicative only and not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro-Forma values are illustrative only and any references to value per share, adjusted diluted EPS, share price and P/E should not be treated as targets or profit forecasts. Adjusted diluted EPS and adjusted net income are non-GAAP financial measures. Assumes $800mm of estimated pre-tax operational synergies in 2015 taxed at 19% for illustrative purposes only. Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Assumes acquisition of 100% of Perrigo ordinary shares.
¹  Assumes 500mm and 144mm of weighted average diluted shares outstanding in CY2015 for Mylan and Perrigo, based on respective company guidance. Mylan weighted average
diluted
shares
outstanding
calculated
based
on
the
midpoint
of
Mylan’s
2015
net
income
and
EPS
guidance.
² Mylan and Perrigo Adjusted Net Income calculated as respective standalone adjusted diluted EPS based on midpoint of respective company guidance multiplied by respective diluted shares outstanding implied from company guidance.
³ Assumes
transaction
debt
interest
rate
at
L
+
1.5%
per
bridge
commitment.
Assumes
3m
libor
of
0.2936%.
Assumes
Perrigo
debt
is
not
refinanced.
Assumes
transaction
debt of $11.0bn based on Perrigo diluted shares outstanding as of October 9, 2015 of 147mm.
4
2.3x Perrigo’s current diluted shares outstanding of 147mm as of October 9, 2015.
31
Pro Forma Adjusted Diluted EPS Calculation Based on Midpoint of
Company Guidance¹
(unaudited; USD in millions, except per share amounts)
4
2015E
Mylan Adjusted Diluted EPS
$
4.25
(x)
Mylan Diluted Shares Outstanding
¹
500
Mylan Adjusted Net Income
²
$
2,125
Perrigo Adjusted Diluted EPS
$
7.75
(x)
Perrigo
Share Count
¹
144
Perrigo Adjusted Net Income
²
$
1,116
100% of Annual Synergies, after-
tax
650
Interest Expense, after-tax
³
(161)
Pro Forma Adjusted Net Income
$
3,730
Mylan
Standalone Share Count
500
Mylan
Shares Issued to Perrigo
338
Pro Forma Share Count
838
Pro Forma Adjusted Diluted EPS
$4.45
Mylan Ownership %
60
%
Perrigo Ownership %
40
%

(Unaudited; USD in millions, except per share amounts)
GAAP net earnings (loss) attributable to Mylan N.V. and GAAP diluted EPS
929
$
2.34
$
624
$
1.58
$
641
$
1.52
$
537
$
1.22
$
224
$
0.68
$
94
$
0.30
$
(335)
$
(1.10)
$
     Purchase accounting related amortization (primarily included in cost of sales) (a)
419

371

391

365

309

283

489

     Goodwill Impairment Charges
-

-

-

-

-

-

385

     Bystolic Revenue
-

-

-

-

-

-

(468)

     Litigation settlements, net
48

(10)

(3)

49

127

226

17

     Interest expense, primarily amortization of convertible
     debt discount
46

38

36

49

60

43

30

     Non-cash accretion and fair value adjustments of contingent consideration liability
35

35

39

-

-

-

-

     Clean energy investments pre-tax loss (b)
79

22

17

-

-

-

-

     Financing related costs (included in other income (expense), net)
33

73

-

34

37

-

-

     Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)
140

50

-

-

-

-

-

     Acceleration of deferred revenue
-

-

-

-

-

(29)

-

     Non-controlling interest
-

-

-

-

-

9

-

Restructuring and other special items included in:
     Cost of sales
45

49

66

8

7

33

53

     Research and development expense
18

52

12

4

10

49

14

     Selling, general and administrative expense
67

71

105

45

63

22

89

     Other income (expense), net
(11)

25

(1)

-

1

(13)

1

     Tax effect of the above items and other income tax
     related items (c)
(432)

(260)

(216)

(198)

(253)

(273)

(31)

     Preferred dividend (d)
-

-

-

-

122

139

-

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS
1,416
$
3.56
$
1,140
$
2.89
$
1,087
$
2.59
$
893
$
2.04
$
707
$
1.61
$
583
$
1.30
$
244
$
0.80
$
Year Ended December 31,
2014
2013
2012
2011
2010
2009
2008
(a) Adjustment for purchase accounting related amortization expense for the year ended December 31, 2014, 2013, 2012, and 2011, respectively include $28 million, $18 million, $42 million and $16 million of intangible asset impairment charges.
(b) Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue
Code. The amount is included in other expense (income), net.
(c)
Adjustment
for
other
income
tax
related
items
includes
the
exclusion
from
adjusted
net
earnings
for
the
year
ended
December
31,
2014
of
the
tax
benefit
of
approximately
$150
million
related
to
the
merger
of
the
Company's
wholly
owned
subsidiaries,
Agila
Specialties
Private
Limited
and
Onco
Therapies
Limited,
into
Mylan
Laboratories
Limited.
(d) Adjusted diluted EPS for the year ended December 31, 2010, includes the full effect of the conversion of the company's preferred stock into 125.2 million shares of common stock on November 15,
2010. Adjusted diluted EPS for the period ended December 31, 2009 was calculated under the "if-converted method" which assumes conversion of the Company's preferred stock into shares of common stock, based on an average share price, and excludes the preferred dividend from the calculation, as the "if-converted method" is more dilutive.

Mylan: Reconciliation of Non-GAAP Metrics

(Unaudited; USD in millions, except per share amounts)
Twelve Months Ended December 31, 2015
Lower
Upper
GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS
$             1,055
$                 2.11
$            1,080
$           2.16
Purchase accounting related amortization
820
850
Interest expense, primarily amortization of convertible debt discount
70
80
Non-cash accretion of contingent consideration liability
35
40
Pre-tax loss of clean energy investments
80
100
Litigation settlements, net
17
17
Financing related
35
40
Restructuring, acquisition
and other special items
325
375
Tax effect of the above items and other income tax related items
(362)
(407)
Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS
$
2,075
$                  4.15
$             2,175
$
4.35

Mylan: Reconciliation of Forecasted Non-GAAP Metrics

(Unaudited; USD in millions)
Twelve Months Ended
December 31, 2015
Lower
Upper
GAAP net earnings
$
1,005
$
1,080
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investees
80
100
Income taxes
245
300
Interest expense
285
335
Depreciation and amortization
1,000
1,090
EBITDA
$
2,615
$
2,905
Add adjustments:
Stock-based compensation expense
65
90
Restructuring
& other special items
200
260
Other expense, net
20
45
Adjusted EBITDA
$
2,900
$
3,300

Mylan: Reconciliation of Forecasted Non-GAAP Metrics

Source: Perrigo investor presentation dated April 21, 2015 “Perrigo Fiscal 2015 Third Quarter Earnings Slides”
1
Amounts may not sum or cross-foot due to rounding.
2
Ratios calculated using exact numbers.
³    Non-GAAP guidance for calendar 2015 excludes amortization of intangibles, restructuring, and unusual litigation charges, along with transaction and financing costs related to the Omega
Pharma Invest NV (“Omega”) acquisition. At this time, a reconciliation to GAAP earnings per share guidance for calendar 2015 is not available without unreasonable effort. As noted in Perrigo’s third quarter 2015 press release dated April 21, 2015, Perrigo expects that the unavailable reconciling items,which primarily include the amortization of intangibles and non-cash charges related to Omega, along with other expenses not related to Perrigo’s core operations, which may be related to the integration of Omega, Perrigo’s change in fiscal year and Mylan’s bid to acquire
Perrigo, could significantly impact Perrigo’s financial results.
4
D&A includes $502.2mm of depreciation and amortization net of acquisition related amortization expenses within cost of goods sold ($395.5mm), selling costs  ($22.4mm) and administration costs ($6.2mm).
35
Perrigo Reconciliation of Non-GAAP Measures
Calendar Year 2014 Actuals and 2015 Guidance
Twelve Months Ended December 31, 2014
(in millions except per share)
(unaudited)
GAAP
(1)
Non-GAAP
Adjustments
(1)
As
Adjusted
(1)
Consolidated
Net sales
$
4,171.6
$
–
$
4,171.6
Cost of sales
2,735.3
395.5
(a)
2,339.7
Gross profit
$
1,436.3
$
395.5
$
1,831.9
(a)
Acquisition-related amortization expense
Operating expenses
(b)
Distribution
57.2
–
57.2
Research and development
172.6
10.0
(b)
162.6
(c)
Selling
206.4
22.4
(a)
184.0
Administration
343.7
44.8
(a,c,d,e,f)
298.9
(d)
Write-up of
contingent
Restructuring
34.1
34.1
(g)
–
(e)
Litigation settlement of $2.0 million
Total operating expenses
$
814.0
$
111.3
$
702.7
(f)
Loss contingency accrual of $15.0 million
Operating income
$
622.3
506.8
1,129.2
(g)
Interest expense, net
109.2
5.0
(h)
104.2
Other expense, net
69.3
63.6
(I,j,k)
5.7
(h)
Loss on sale of investment
12.7
12.7
–
(i)
Loss on extinguishment of debt
9.6
9.6
(l)
–
Income before income taxes
421.5
597.7
1,019.3
(j)
Income tax expense
75.2
101.5
(m)
176.6
Net income
$
346.3
$
496.2
$
842.7
(k)
Diluted earnings per share
2.57
6.27
Diluted weighted average shares outstanding
135.0
(0.6)
(n)
134.4
(l)
Selected ratios as a percentage of net sales
(2)
Distribution, selling, and adminstrative
14.6%
12.9%
(m)
Tax effect of non-GAAP adjustments
Research and development
4.1%
3.9%
(n)
Operating income
14.9%
27.1%
Effective tax rate
17.8%
17.3%
Calculation of adjusted diluted EPS guidance growth
Calendar Year 2014 adjusted diluted EPS
$
6.30
Calendar Year 2015 adjusted diluted EPS range
(3)
$
7.50 -
8.00
% change
20% -
28%
Calculation of adjusted EBITDA calculation
Calendar Year 2015 net sales range
(3)
$
5,400 -
5,700
Calendar Year 2015 adjusted operating margin
(3)
27.0%
Implied Calendar Year 2015 adjusted operating margin
1,458 -
1,539
Calendar Year 2014 D&A
(4)
$
78.1
Calendar Year 2014 D&A margin
1.9%
Implied Calendar Year 2015 adjusted EBITDA margin
28.9%
Implied Calendar Year 2015 adjusted EBITDA
$
1,602
Weighted average effect of 6.8 million
shares issued on November 26, 2014 to
finance the pending Omega acquisition
Income of $12.5 million from transfer of a
rights agreement
Bridge fees and extinguishment of debt in
connection with Omega financing
R&D payment of $10.0 million made in
connection with collaborative arrangement
Acquisition and integration-related charges
totaling $15.8 million related primarily to
Omega and Elan
Restructuring and other integration-related
charges due primarily to Elan
Omega financing fees
Elan equity method investment losses
totaling $11.4 million
Loss on derivatives associated with the
pending Omega acquisition totaling $64.7
million

Source: Perrigo Annual Reports on Form 10-K filed August 13, 2015 and August 14, 2014, Perrigo Co.’s Annual Reports on Form 10-K filed August 15, 2013 and
August 16, 2012, and Perrigo investor presentation dated
September 17, 2015, titled “Responding to Mylan’s Inadequate Tender Offer”
¹  Amortization of acquired intangible assets related to business combinations and asset acquisitions
36
Twelve Months Ended June
(Unaudited; USD in millions)
2011
2012
2013
2014
2015
Perrigo
Reported net sales
$
2,755
$
3,173
$
3,540
$
4,061
$
4,604
Reported operating income
$
490
$
569
$
679
$
567
$
748
Acquisition-related amortization (1)
47
75
94
281
464
Acquisition costs
3
9
10
109
34
Restructuring charges
1
9
3
47
7
Loss contingency accrual
-
-
-
15
2
Write-offs of in-process R&D
-
2
9
6
-
Litigation settlements
-
-
-
5
-
Contingent consideration adjustment
-
-
-
1
1
Escrow settlement
-
-
-
(3)
-
Inventory step-ups
-
27
11
-
16
Impairment of intangible asset
-
-
-
-
0
Impairment of fixed assets
-
-
-
-
-
Loss on asset exchange
-
-
-
-
-
Proceeds from sale of pipeline development projects
-
(5)
-
-
-
Legal and consulting fees related the Mylan N.V. defense
-
-
-
-
13
Initial payments made in connection with R&D arrangements
-
-
-
-
28
Year end change
-
-
-
-
1
Adjusted operating income
$
541
$
687
$
805
$
1,029
$
1,314
Depreciation and amortization excluding acquisition-related amortization (1)
56
61
66
78
85
Perrigo adjusted EBITDA
597
747
871
1,107
1,398
Perrigo adjusted EBITDA margin
22
%
24
%
25
%
27
%
30
%
Specialty Sciences
Reported net sales
-
-
-
$
147
$
344
Reported operating income
-
-
-
(69)
36
Depreciation and amortization
-
-
-
154
292
Transaction costs
-
-
-
12
0
Restructuring charges
-
-
-
39
0
Specialty Sciences adjusted EBITDA
-
-
-
137
328
Specialty Sciences adjusted EBITDA margin
-
-
-
93
%
95
%
Perrigo Excluding Specialty Sciences
Reported net sales
$
2,755
$
3,173
$
3,540
$
3,914
$
4,260
Adjusted EBITDA
597
747
871
971
1,070
Adjusted EBITDA margin
22
%
24
%
25
%
25
%
25
%
Perrigo: Reconciliation of Adjusted EBITDA Margin